SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*



                                AT Plastics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001947100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                      100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                        --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 2 OF 5 PAGES
--------------------                                        --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Perry Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) /x/    (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)   / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      3,510,050
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         None
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          3,510,050
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,510,050
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 3 OF 5 PAGES
--------------------                                        --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Richard C. Perry
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) /x/    (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      3,510,050 (all shares beneficially owned by Perry Corp.)
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         None
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          3,510,050 (all shares beneficially owned by Perry Corp.)
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,510,050
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------                                        --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 4 OF 5 PAGES
--------------------                                        --------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on publicly available information, the Issuer has issued and outstanding 20,140,000 Common Shares.

         Perry Corp. is the beneficial owner of 3,510,050 Common Shares, or 17.5% of the outstanding Common Shares. Richard C. Perry is the beneficial owner of 3,510,050 Common Shares, or 17.5% of the outstanding Common Shares.

         1(b)

                                            PERRY CORP.       RICHARD C. PERRY
                                            -----------       ----------------
          SOLE  POWER  TO  VOTE/  DIRECT     3,510,050            3,510,050
          VOTE

          SHARED  POWER TO VOTE/  DIRECT        None                None
          VOTE

          SOLE POWER TO DISPOSE/  DIRECT     3,510,050            3,510,050
          DISPOSITION

          SHARED   POWER   TO   DISPOSE/        None                None
          DIRECT DISPOSITION

         (c)

        Date      Number of Shares Purchased      Purchase Price per Share (USD)
        ----      --------------------------      ------------------------------

      2/18/99               73,900                            4.8775

      2/19/99               56,100                            4.8740

      2/19/99                1,600                            4.9040

      3/10/99               247,700                           4.7313

      3/16/99               945,600                           4.6475

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

         (e) N/A.

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CUSIP NO. 001947100               SCHEDULE 13D              PAGE 5 OF 5 PAGES
--------------------                                        --------------------



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 16, 1999
         New York, NY

                                       Perry Corp.

                                       By: /s/ Richard C. Perry
                                           -------------------------------------
                                           Richard C. Perry
                                           President and Chief Executive Officer


Dated:   March 16, 1999
         New York, NY


                                       By: /s/ Richard C. Perry
                                           -------------------------------------
                                           Richard C. Perry